MAIL STOP 3561
      November 9, 2005

Mr. Michael J. Evangelista, President
XSInventory
2950 E. Flamingo Rd., Suite E-6D
Las Vegas, NV  89121

      Re:	XSInventory
		Amendment No. 4 to Registration Statement on
      Form SB-2
      Filed September 15, 2005
		File No. 333-118632

Dear Mr. Evangelista:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 1

1. We note your response to comment one of our letter dated August
8,
2005. The Summary Financial disclosure should be part of the summary section. As such, please revise accordingly. Also, please revise to include in the summary section disclosure that you have achieved losses since inception and that your auditors have substantial doubt about your ability to continue as a going concern.

Risk Factors, page 2

2. Please revise the subheading of risk factor one to plainly state that your auditors have substantial doubt about your ability to continue as a going concern.

3. The statement that investors "might otherwise [receive] a premium over the market price" in risk factor five appears speculative. Please revise to remove the statement or substantiate the statement in light of the fact that there is no market for your securities and you have limited operations. Instead revise risk factor five to clearly discuss the risk associated with concentrated ownership in one individual.

4. The subheading to risk factor 10 only mentions your marketing plan. It would appear you need additional financing for implement a wide range of plans. Please revise to clearly reflect the risks.

Special Note Regarding Forward-Looking Statements, page 7

5. Revise your disclosure concerning the company`s obligations to update the information contained in the prospectus to address those duties to update required under Federal securities laws, including those obligations set forth in the undertakings to this registration statement.

Use of Proceeds, page 9

6. We note your response to comment three. You state that "they have agreed to discount the expense to $2,000 if [you] only receive the minimum." It would appear that the statement applies if you also receive the "middle amount." Please revise.

7. We do not understand how legal expenses for filing periodic reports vary based on the amount of funds your raise in this offering. It would appear that the difference between $17,500 and $13,560 is additional compensation to Stoecklein Law Group that should be disclosed pursuant to Item 509 of Regulation S-B.

Plan of Distribution and Terms of the Offering, page 12

8. Please advise why the two individuals taking part in the sale and distribution of your shares are not considered underwriters or revise to reflect such classification.

9. Your response to comment seven states that you will only be offering your securities in Nevada. We are not able to locate such limitation in the prospectus. You do state that Todd Ream will only sell in Nevada, but do not limit the abilities of Michael Evangelista from doing otherwise. On page 14, you also state that "if a sale occurs from a jurisdiction from outside" Nevada, compliance with state securities laws is necessary. Please revise to update the states you will conduct this offering in.

10. We note that family, friends, and business associates could make referrals. Please revise to discuss the potential consequence if the participation by family, friends, and business associates becomes substantial in nature.

11. It is unclear to us how the individuals selected to undertake the offering for the company can engage in the enumerated activities without complying with the registration and operational rules under the Securities Exchange Act of 1934 with respect to broker/dealers.
Please revise to provide a complete analysis of these issues for each individual and for the company, as applicable.

Description of Business, page 20

12. We note your response to comment 10. Please revise to include a discussion of your recent activities. Discuss any stoppages you have recently experienced in yours sales.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 26

Six Months ended June 30, 2005 compared to the Six Months ended
June
30, 2004, page 27

13. At the bottom of page 27, we note that you attribute the increase in revenue to the "acquisition of additional inventory." First please revise to explain the sentence on page 28 discussing cost of goods sold that states "the increase reflects a decrease in inventory purchases." Your cost of goods sold decreased from the six months in
2004 compared to the same six months in 2005. If you meant to disclose that you had a decrease in inventory purchases, reconcile that with the noted disclosure in the first sentence of this comment.

14. Please revise to explain how your gross profits "decreased from
4% . . . to 11%."

15. Please revise to quantify your gross profits for the respective periods.

Year ended December 31, 2004 compared to Year ended December 31,
2003, page 29

16. Please revise to clarify your cost of goods sold discussion.
Revise to explain why available proceeds for this purpose were decreased in 2004. Were you solely relying upon capital contributions which decreased?

Plan of Operation, page 30

17. On page 30 you state your expenditures for the following year will be at least $31,700. On page 31 you state you "will require approximately $65,000 to operate your business over the next 12 months." Please revise to reconcile the noted disclosure regarding your cash requirements for the next 12 months.

Executive Compensation, page 33

18. We note that if you manage to raise the maximum offering amount, you will pay Mr. Evangelista a salary of $5,000. Please revise to clarify if this will be a recurring salary or a one time payment until you are able to achieve revenues of $100,000.

Statements of operations, page F-3

19. The expenses presented for the year ended December 31, 2004 and
2003, and the cumulative period do not foot. Please revise as appropriate.

Independent accountant`s review report, page F-13

20. It appears that the audit report date referenced in the fourth paragraph (September 6, 2005) on page F-13 is not consistent with the audit report date for the year ended December 31, 2004 (June 10, 2005) presented on page F-1. Please advise your accountant to revise the review report.

Exhibit 15

21. As stated in our prior comment No.23, you need to file as an exhibit the independent accountant`s letter specifically acknowledging awareness that you are including its review report dated September 6, 2005 for the six months ended June 30, 2005 in the registration statement. Refer to Exhibit 15 of Item 601 of Regulation S-B.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      Any questions regarding the s may be directed to Raj Rajan at
(202) 551-3388. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386.

      Sincerely,



							John Reynolds
      Assistant Director

cc:	David Stoecklein
	Fax: (619) 595-4883


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Mr. Michael J. Evangelista, President
XSInventory
November 9, 2005
Page 1